FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 15, 2020

Mr. Mark Cowan

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND (the “Registrant”) 1933 Act File No. 333-231065 1940 Act File No. 811-23174

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (the “Staff”) provided on July 7, 2020, regarding its Post-Effective Amendment No. 1 under the Securities Act of 1933 and Amendment No. 10 under the Investment Company Act of 1940 to the Form N-2 Registration Statement of the above-referenced Registrant filed on May 13, 2020.

COMMENT 1. Form N-2 Registration

Please confirm what year this filing represents in the three-year cycle of Form N-2 filings for continuously offered closed-end funds such as the Registrant.

RESPONSE:

The Registrant’s initial registration statement on Form N-2 was declared effective on December 7, 2016. In connection with the close of the Registrant’s first three-year cycle, the Registrant filed a new registration statement on Form N-2, which was declared effective on July 26, 2019. This filing represents the first annual update in the Registrant’s second three-year cycle.

COMMENT 2. Prospectus Cover Page – Adviser and Sub-Adviser

The assets under management data for the Adviser and Sub-Adviser is updated as of December 31, 2019. Consider updating the assets under management data to a more recent date, such as March 31, 2020, the Registrant’s fiscal year end.

RESPONSE:

The Federated Hermes Fund Complex uses the December 31 calendar year end date to update adviser and sub-adviser background for the registration statements of all Federated Hermes Funds. This complex-wide practice was determined as a reasonable and consistent approach because of the high number of funds with varying fiscal years within the Federated Hermes Fund Complex.

COMMENT 3. Prospectus – Risk Factors – Risk of Investing in Trade Finance Related Securities/Emerging Markets

Should disclosure specifically addressing investments in China be included in the “Emerging Markets” risk discussion in the summary and statutory Prospectus risk disclosure?

RESPONSE: Supplementally, the Registrant notes that it currently has minimal exposure to China. However, given that the Registrant does have some minimal level of Chinese exposure, the Registrant will add the following “Greater China Risk” to the Statement of Additional Information:

Greater China Risk. Although larger and/or more established than many emerging markets, the markets of the Greater China region function in many ways as emerging markets, and carry the high levels of risks associated with emerging markets. Direct investments in, or indirect exposure to, the Greater China region may be subject to the risks associated with trading on less-developed trading markets, in addition to acute political risks such as possible negative repercussions resulting from China's relationship with Taiwan or Hong Kong, restrictions on monetary repatriation, or other adverse government actions. The attitude of the Chinese government toward growth and capitalism is uncertain, and the markets of Hong Kong and China could be hurt significantly by any government interference or any material change in government policy. For example, the Chinese government may restrict investment in companies or industries considered important to national interests, or intervene in the financial markets, such as by imposing trading restrictions, or banning or curtailing short selling. As export-driven economies, the economies of countries in the Greater China region are affected by developments in the economies of their principal trading partners. A downturn in these economies could slow or eliminate the growth of the economies of the Greater China region and adversely impact the Fund's investments.

COMMENT 4. Prospectus – Risk Factors – Interest Rate Risk

Please update “Interest Rate Risk” to discuss current historically low interest rates and the impact on the portfolio.

RESPONSE: In response to the Staff’s comment, the Registrant reviewed the current disclosure and determined that the Interest Rate Risk as drafted appropriately addresses the risks inherent in investments subject to interest rate fluctuation. Moreover, under “Issuer Credit Risk,” the Registrant discloses that “[f]ixed-income securities generally compensate for greater credit risk by paying interest at a higher rate. The difference between the yield of a security and the yield of a U.S. Treasury security or other appropriate benchmark with a comparable maturity (the “spread”) measures the additional interest paid for risk. Spreads may increase generally in response to adverse economic or market conditions.” Current market conditions are further discussed under “Epidemic and Pandemic Risk.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 5. Statement of Additional Information (SAI) – Investment Risks – LIBOR Risk

Please explain why “LIBOR Risk” is disclosed in the SAI instead of the Prospectus.

RESPONSE:

The Registrant believes that LIBOR Risk is currently a non-principal risk factor for the Fund and that its placement in the SAI is appropriate in disclosing the transition away from LIBOR following the benchmark’s discontinuance sometime after 2021. As stated in the LIBOR Risk factor, before the end of 2021, it is expected that market participants will transition to the use of different reference or benchmark rates. However, there is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. Regulators have suggested alternative reference rates, but global consensus is lacking and the process for amending existing contracts or instruments to transition away from LIBOR remains unclear.

While it is expected that market participants will amend financial instruments referencing LIBOR to include fallback provisions and other measures that contemplate the discontinuation of LIBOR or other similar market disruption events, neither the effect of the transition process nor the viability of such measures is known.

As more information becomes known, the Registrant will re-assess its disclosure to determine if revisions are necessary including placement in the Prospectus as a principal risk factor.

COMMENT 6. Prospectus or Statement of Additional Information - General

Does the Registrant invest in any covenant-lite loans that would require risk disclosure? If so, please add securities and risk disclosures. If such investments are principal investments, please place the disclosure in the Prospectus securities and risks sections and consider adding a statement to the investment strategy.

RESPONSE: Supplementally, the Registrant notes that it generally does not invest in covenant-lite loans. However, given the potential for subjectivity regarding what constitutes a covenant-lite loan, the Registrant will add the following “Covenant-Lite Risk” to the SAI:

Covenant-Lite Loans. The Fund may invest in loans that may be “covenant lite.” This term typically refers to loans that lack, or contain fewer or contingent, financial maintenance covenants or other provisions intended to provide certain financial protections in favor of lenders as compared to other types of loans. Financial maintenance covenants generally require a borrower to satisfy certain financial metrics at regular intervals over the life of the loan. Loans that include financial maintenance covenants will typically require the borrower to provide a calculation of its financial maintenance covenants and other related financial information on a periodic basis, which permits the lender to monitor the borrower’s financial performance over time. The failure to satisfy a financial maintenance covenant as of any required testing period will result in a default and permit the lender, in certain circumstances, to exercise its rights and remedies against the borrower. Additionally, a lender may determine, based on a borrower’s financial maintenance covenant calculations, that a borrower is experiencing financial distress or decline, which typically permits the lender to engage in negotiations with the borrower or take other actions in order to mitigate losses.

Covenant-lite loans carry greater risks than loans with financial maintenance covenants because the borrower will generally have more flexibility with respect to its activities, and the Fund or lender may receive less frequent or less detailed financial reporting from the borrower and may experience greater delays and difficulties in enforcing its rights if the borrower’s financial performance declines, which may result in losses to the Fund. For example, if a default occurs, covenant-lite loans may exhibit diminished recovery values because the Fund or lender may not have had the opportunity to negotiate with the borrower prior to the default and otherwise may have limited financial information or a limited ability to intervene or obtain concessions from a borrower prior to default. Ultimately, these loans provide fewer protections in favor of the Fund, including with respect to the possibility of default, as well as a more limited ability to declare a default. These risks are particularly acute during a downturn in the credit cycle.

COMMENT 7. Statement of Additional Information – Management of the Fund

Please confirm that the information required by Item 18 of Form N-2, particularly the trustees and officers table, is current.

RESPONSE:

The Registrant confirms that all applicable trustee and officer table information required by Item 18 of Form N-2 is and will be current as of the filing date of the registration statement.

COMMENT 8. Registration Statement - General

Please verify that all documents incorporated by reference are hyperlinked.

RESPONSE:

The Registrant confirms that all applicable documents incorporated by reference are and will be hyperlinked in the registration statement.

Questions on this letter or requests for additional information may be directed to me at (412) 288-4429.

Very truly yours,

/s/ Mark R. Thompson
Mark R. Thompson
Senior Paralegal